SEC File No 33-18130







                  SECURITIES AND EXCHANGE COMMISSION

                       WASHINGTON, DC 20549-1004




                               FORM 11-K


                             ANNUAL REPORT


                   Pursuant to Section 15(d) of the
                    Securities Exchange Act of 1934
                            [Fee Required]

              For the Fiscal Year Ended January 31, 1995


                       EMPLOYEES SAVINGS PLAN OF
                         MOBIL OIL CORPORATION

                       (Full title of the plan)



                           MOBIL CORPORATION
                 3225 Gallows Road, Fairfax, Virginia
                              22037-0001
                      Telephone:  (703) 846-3000


    (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              13-2850309

                   (IRS Employer Identification No.)
               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                                  FORM 11-K
                  FOR THE FISCAL YEAR ENDED JANUARY 31, 1995



                           TABLE OF CONTENTS



                                                                  Page

Report of Ernst & Young LLP, Independent Auditors  . . . . . .      1
Statements of Net Assets Available for Benefits  . . . . . . .      2
Statements of Changes in Net Assets Available for Benefits . .      3
Notes to Plan Financial Statements . . . . . . . . . . . . . .      4
Supplemental Information:
  Schedule of Assets Held for Investment Purposes  . . . . . .     13
  Schedule of Reportable Transactions  . . . . . . . . . . . .     14
Signature  . . . . . . . . . . . . . . . . . . . . . . . . . .     15
Exhibit Index  . . . . . . . . . . . . . . . . . . . . . . . .     16
Exhibit 23 - Consent of Ernst & Young LLP, Independent Auditors    17


A schedule of party-in-interest transactions has not been presented because there were no such prohibited transactions.

           REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS





Board of Directors
MOBIL OIL CORPORATION

We have audited the accompanying statements of net assets available for benefits of the Employees Savings Plan of Mobil Oil Corporation (the
Plan) as of January 31, 1994 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 1994 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of January 31, 1995 and reportable transactions for the year ended January 31, 1995, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1995 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1995 basic financial statements taken as a whole.



                                                     Ernst & Young LLP


Fairfax, Virginia
March 28, 1995

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                At January 31,
                                                             1994          1995
                                                           (000's)       (000's)
                                                          __________   __________
Investments, at current value (Note 7) . . . . . . . . .  $3,990,788   $4,130,643
Employer-corporation contribution receivable (Note 3)  .     121,539      163,609
Dividends and interest receivable  . . . . . . . . . . .      25,786       24,297
Contributions and loan principal receivable  . . . . . .      13,983       14,558
Cash . . . . . . . . . . . . . . . . . . . . . . . . . .      20,940        9,585
                                                          __________   __________
                                                          $4,173,036   $4,342,692
                                                          __________   __________


Less:
  Accrued interest payable (Note 3)  . . . . . . . . . .      25,084       23,598
  Long-term debt (Note 3)  . . . . . . . . . . . . . . .     656,500      628,300
                                                          __________   __________
                                                             681,584      651,898
                                                          __________   __________
Net assets available for benefits at end of year . . . .  $3,491,452   $3,690,794
                                                          ==========   ==========

















                    See notes to Plan financial statements

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                         Years Ended January 31,
                                                                           1994          1995
                                                                         (000's)       (000's)
                                                                       ___________   ___________
Contributions:
    Savings Account (Notes 3 and 5)
      Employee contributions   . . . . . . . . . . . . . . . . . . . . $   50,474    $   46,416
      Employer-corporation contributions . . . . . . . . . . . . . . .     74,500        71,517
    401(k) Account (Note 5)
      Employee contributions   . . . . . . . . . . . . . . . . . . . .     60,413        60,157
      Employer-corporation contributions . . . . . . . . . . . . . . .     24,238        23,261
                                                                       -----------   -----------
      Total contributions  . . . . . . . . . . . . . . . . . . . . . .    209,625       201,351
                                                                       -----------   -----------
Net investment income:
    Dividend income
      Mobil Common Stock . . . . . . . . . . . . . . . . . . . . . . .     63,592        63,841
      Mobil ESOP Convertible Preferred Stock (Note 3)  . . . . . . . .     59,009        57,651
    Interest Income  . . . . . . . . . . . . . . . . . . . . . . . . .     14,312        28,951
    Realized and unrealized gains and losses on investments (Note 8) .    474,265       174,356
    Interest expense on long-term debt (Note 3)  . . . . . . . . . . .    (61,875)      (57,979)
                                                                       -----------   -----------
      Net investment income  . . . . . . . . . . . . . . . . . . . . .    549,303       266,820
                                                                       -----------   -----------
Distributions to participants for withdrawals (Note 5) . . . . . . . .   (248,476)     (268,829)
                                                                       -----------   -----------
      Net increase in net assets available for benefits  . . . . . . .    510,452       199,342
Net assets available for benefits:
  Beginning of year  . . . . . . . . . . . . . . . . . . . . . . . . .  2,981,000     3,491,452
                                                                       -----------   -----------
  End of year. . . . . . . . . . . . . . . . . . . . . . . . . . . . . $3,491,452    $3,690,794
                                                                       ===========   ===========

Certain prior year amounts have been restated to conform with the current year presentation.








               See notes to Plan financial statements


                 EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                         YEAR ENDED JANUARY 31, 1995

Note 1.  Description of the Plan

Eligibility - Regular employees of Mobil Corporation and its participating affiliates (Mobil) generally become eligible to participate in the Employees Savings Plan of Mobil Oil Corporation (the Plan) on the first of the month after completion of one year of service.

Contributions - The Plan was composed of three parts prior to May 2, 1994:

    Part A - Employees could make after-tax contributions up to 10% of their base pay (plus certain make-up contributions) to Part A of the Plan. Prior to February 1, 1990, Mobil also contributed 4% of base pay to Part A (5% for employees with 20 years of accredited service who were on the payroll prior to January 1,
    1969). Both employee and Mobil contributions were subject to tax law limitations.

    Part B - Employees could make pre-tax contributions up to 15% of their eligible compensation, subject to certain tax law limitations. On February 1, 1990, Mobil began to contribute 2% (3% for pre-January 1, 1969 employees) of the employees' base pay. Employees could elect to receive a portion or all of this Mobil contribution in cash. Total employee and Mobil contributions to Part B were limited to 15% of eligible compensation, subject to certain tax law limitations. Part B was the 401(k) portion of the Plan.

    Part C - Beginning February 1, 1990, Mobil began to contribute sufficient funds to provide an allocation of Mobil preferred stock equal to 4% of participants' base pay to Part C of the Plan, which was the Employee Stock Ownership portion of the Plan
    (ESOP).

Effective May 2, 1994, the Plan was restructured into the following two parts:

    Savings Account - Formerly known as Parts A and C. Employees can make after-tax contributions to the Savings Account of the Plan, subject to certain tax law limitations. Effective February 1, 1994, the maximum permitted employee contribution to the Savings Account was increased from 10% to 15% of base pay (plus certain make-up contributions). Mobil continues to contribute sufficient funds to provide an allocation of Mobil preferred stock equal to 4% of participants' base pay to the ESOP portion of the Savings Account.

    401(k) Account - Formerly known as Part B, the 401(k) Account includes employee pre-tax contributions, if any, and Mobil's pre-tax contributions of 2% of base pay (3% for pre-January 1, 1969 employees). An employee can elect to receive a portion or all of the company contribution in cash. The combined company and employee contributions to this account cannot exceed 15% of the employee's eligible compensation. Federal regulations governing the 401(k) Account limit some employees to contributions totalling less than 15% combined employee and Mobil 401(k) contribution.

                EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                     NOTES TO PLAN FINANCIAL STATEMENTS
                        YEAR ENDED JANUARY 31, 1995


Note 1.  Description of the Plan - continued

Vesting - Mobil contributions to the Savings Account and related investment income become vested upon completion of five years of employment. A year of employment for vesting purposes is a calendar year in which the employee receives credit for 1,000 hours.
Employee contributions to the Savings Account, all contributions to the 401(k) Account, and related investment income are immediately vested.

    Contributions and benefits under the Plan are described in the Summary Plan Description, which is furnished to each participant.

Note 2.  Major Accounting Policies

Security valuation - Prior to May 2, 1994, Mobil Common Stock was valued at the last reported sales price for the day (based on the New York Stock Exchange), on the day of valuation or, lacking any sales on that day, at the most recent bid quotation. Effective May 2, 1994, Mobil Common Stock is valued at the average sales price for the day (based on the New York Stock Exchange), on the day of valuation or, lacking any sales on that day, at the most recent bid quotation. United States Savings Bonds Series E and EE are stated at redemption value.

    Mobil's Series B ESOP Convertible Preferred Stock (Mobil ESOP Convertible Preferred Stock) units (1/100th of a share) are stated at current value, which is the higher of the liquidation value or current market value. Liquidation value is the minimum price guaranteed by Mobil, $77.75 per unit. Prior to May 2, 1994, current market value was defined as the last reported sales price for Mobil Common Stock as defined in the previous paragraph. Effective May 2, 1994, current market value is defined as the average sales price for Mobil Common Stock as defined in the previous paragraph.

    Long-Term Fixed Income Funds are stated at current value, which approximates fair value, representing the original cost, plus interest (based upon the contractually-agreed annual rates) reduced by benefit payments made to participants since each fund's inception.

    Jennison Equity Fund (formerly known as Trustee's Equity) and the Short-Term Fixed Income Funds are represented by units valued by Merrill Lynch Trust Company, the trustee of the Plan, and Bankers Trust on a daily basis. Dividend, interest, capital gains and losses, and management and administration fees are reflected in the net value of each unit.

    In January 1994, the Merrill Lynch Floating Rate Long-Term Fixed Income Fund (LTFI) investment option was added to the Plan. In addition, Plan investments in the Fidelity Managed Income Portfolio were merged into the Merrill Lynch Floating Rate Long-Term Fixed Income Fund effective January 1, 1994. This fund is stated at current value, which approximates fair value, representing the original cost, plus interest (based upon a diversified mix of contractually agreed fixed or variable interest rates), less transfers out or withdrawals. The Floating Rate LTFI seeks to maintain a stable $1 per share while the fund's yield fluctuates daily.

    In April of 1994, U.S. Savings Bonds were eliminated as an investment option in the Plan. The Bonds were liquidated and proceeds were invested in the Merrill Lynch Institutional Fund.

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                    NOTES TO PLAN FINANCIAL STATEMENTS
                       YEAR ENDED JANUARY 31, 1995


Note 2.  Major Accounting Policies - continued

    Effective May 2, 1994, the PIMCO Low Duration Bond Fund and the Short Term Fixed Income Fund were liquidated and transferred into the Franklin U.S. Government Securities Fund and the Merrill Lynch
Institutional Fund, respectively.

    The Franklin U.S. Government Securities Fund is a bond mutual fund which invests primarily in Government National Mortgage Association (GNMA) securities and U.S. Government securities with principal and interest payments backed by the United States Government. The fund is stated at current market value and is managed by Franklin Custodian Funds, Incorporated.

    The Merrill Lynch Institutional Fund is a money market fund which is stated at current value plus interest, less transfers out or withdrawals. The Merrill Lynch Institutional Fund seeks to maintain a constant $1 per share with a yield that fluctuates daily.

    Effective May 11, 1994, the following investment choices were added to the Plan: Merrill Lynch Global Allocation Fund, AIM Charter Fund, and Merrill Lynch Equity Index Fund.

    The Merrill Lynch Global Allocation Fund is a global asset allocation mutual fund that invests in a diversified portfolio of U.S. and foreign securities, including stocks, bonds and money market instruments. The fund is stated at current market value. The investment adviser for the Global Allocation Fund is Merrill Lynch Asset Management, a subsidiary of Merrill Lynch & Co., Inc.

    The AIM Charter Fund is a mutual fund stated at current market value. AIM Charter is a growth and income mutual fund. It not only invests for capital appreciation, but also seeks current income to enhance returns and help protect investors in falling markets. AIM Charter's investments include common stocks, convertibles, and fixed income securities. The fund is managed by AIM Equity Funds, Inc.

    The Merrill Lynch Equity Index Trust is managed by Merrill Lynch Asset Management. This fund's objective is to replicate the total return of the Standard & Poor's 500 Stock Index. This Fund is stated at fair market value.

    Investment Income - Dividends from Mobil Common Stock are accrued on the ex-dividend date. Four quarterly dividends are included for the fiscal years ended January 31, 1994 and January 31, 1995.

    The minimum annual dividend on a unit of Mobil ESOP Convertible Preferred Stock accrues on a monthly basis, and is set at $6.00 per year. If the aggregate declared dividends on a share of Mobil Common Stock for the six months before a semi-annual dividend on the Mobil ESOP Convertible Preferred Stock exceed $3.00 per share, the semi-annual dividend on a unit of the Mobil ESOP Convertible Preferred Stock will be at least the same as such aggregate dividends on a share of Mobil Common Stock.

             EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                  NOTES TO PLAN FINANCIAL STATEMENTS
                     YEAR ENDED JANUARY 31, 1995


Note 2.  Major Accounting Policies - continued

    All other earnings are stated on an accrual basis.

    Investment income from all sources is stated net of investment management, trustee, audit and other third party fees, as applicable.

    Security transactions are recorded on a trade date basis.
Realized gains and losses are based on average cost.

Note 3.  Employee Stock Ownership Plan (ESOP)

In November 1989, Mobil modified the Plan to incorporate an ESOP.
The ESOP trust, supported by Mobil guarantees, privately placed $800,000,000 of floating interest rate notes due November 22, 2004, and used the proceeds to purchase 102,894 shares of Mobil ESOP Convertible Preferred Stock at a price equal to liquidation value, or $7,775 per share. Each share is convertible into 100 shares of Mobil Common Stock and is entitled to 100 votes.

    On February 27, 1990, the ESOP trust issued and Mobil guaranteed $800,000,000 of 9.17% Sinking Fund Debentures due February 29, 2000, pursuant to Rule 415 under the Securities Act of 1933. The ESOP trust used the proceeds to retire the floating interest rate notes due November 22, 2004. Principal and interest payments on the debentures are due semi-annually. Future fiscal year annual principal maturities are as follows: $80,600,000 in 1996; $92,100,000 in 1997; $103,600,000 in 1998; 115,800,000 in 1999; and $135,600,000
in 2000. Only assets held in the ESOP trust are subject to recourse by creditors of the ESOP trust.

    On February 28, 1994 and August 31, 1994, pursuant to the same Rule, the ESOP trust issued and Mobil guaranteed $25,000,000 of 6.220% and $15,000,000 of 7.550% Medium-Term Notes, respectively, both due February 28, 2002. The ESOP trust used the proceeds of each of these issues to pay parts of scheduled sinking fund payments on the 9.17% Sinking Fund Debentures. Interest payments on the Medium-Term Notes are due semi-annually. The Medium-Term Notes are callable in whole or in part from February 28, 1999 until maturity. On February 28, 1995, pursuant to Rule 415 under the Securities Act of 1933, the ESOP trust issued and Mobil guaranteed $30,000,000 of 8.225% Medium-Term Notes due February 28, 2004.

    The ESOP trust uses dividends on the Mobil ESOP Convertible Preferred Stock, together with contributions from Mobil, to repay the ESOP debt (principal and interest). The amount of debt repaid each Plan year results in the release of shares of Mobil ESOP Convertible Preferred Stock to be available to Plan participants. Mobil contributes semi-annually sufficient funds to ensure that each participant's account is credited with Mobil ESOP Convertible Preferred Stock having a value equal to 4% of the participant's base pay for the preceding six months.

    Plan participants earned 721,129 and 693,592 pay-based units of Mobil ESOP Convertible Preferred Stock, plus credit for fractional units, for fiscal years ended January 31, 1994 and January 31, 1995, respectively. The aggregate fair value of these units, including fractional units, were $57,050,626 in 1994 and $55,696,874 in 1995.
In addition, Plan participants earn units of Mobil

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                    NOTES TO PLAN FINANCIAL STATEMENTS
                       YEAR ENDED JANUARY 31, 1995


Note 3.  Employee Stock Ownership Plan - continued

ESOP Convertible Preferred Stock equal to the value of the preferred dividends on units allocated to participant accounts. The number of units of Mobil ESOP Convertible Preferred Stock earned by dividends were 187,275 with a fair value of $14,582,930 in 1994, and 234,945 with a fair value of $18,743,165 in 1995.

    As of January 31, 1994 and January 31, 1995, the Plan held
6,922,596 and 5,994,059 units, respectively, of Mobil ESOP
Convertible Preferred Stock, which have yet to be earned by employees. The current values of these unearned units were $560,730,276 in 1994 and $517,736,846 in 1995. Net assets available for benefits at January 31, 1994 and 1995, included unrealized gains on the unallocated units of $22,498,437 and $51,698,759, respectively.

    Financial statements for the ESOP are included in the financial statements of the Plan. Summarized financial data for the ESOP are as follows:


                                                                   1994       1995
                                                                  (000's)    (000's)
                                                                 ________   ________
At January 31:
Current value of Mobil ESOP Convertible Preferred Stock
  (shares outstanding 1994 - 97,754; 1995 - 95,502) . . . . .    $791,807   $824,899
Employer-corporation contribution receivable  . . . . . . . .     121,539    163,609
Dividends receivable  . . . . . . . . . . . . . . . . . . . .      24,394     23,826
Less:
  Accrued interest payable  . . . . . . . . . . . . . . . . .      25,084     23,598
  Long-term debt  . . . . . . . . . . . . . . . . . . . . . .     656,500    628,300
                                                                 --------   --------
Net assets available for benefits . . . . . . . . . . . . . .    $256,156   $360,436
                                                                 ========   ========
Year Ended January 31:
Employer-corporation contributions  . . . . . . . . . . . . .    $ 74,500   $ 71,517
Dividend income . . . . . . . . . . . . . . . . . . . . . . .      59,009     57,651
Realized and unrealized gains on investments  . . . . . . . .      31,912     51,474
Less:
  Interest expense  . . . . . . . . . . . . . . . . . . . . .      61,875     57,979
  Distributions to participants . . . . . . . . . . . . . . .      18,009     18,383
                                                                 --------   --------
Net increase in net assets available for benefits . . . . . .    $ 85,537   $104,280
                                                                 ========   ========


Note 4.  Administration of Plan Assets

The Plan is administered by Mobil Oil Corporation acting through fiduciaries designated by the Board of Directors of Mobil Oil to serve at its discretion.

    Effective May 1, 1994, Merrill Lynch, Pierce, Fenner and Smith Inc. (Merrill Lynch) succeeded Mobil Oil as recordkeeper for the Plan. An affiliate of Merrill Lynch, Merrill Lynch Trust Company, assumed all the trustee duties previously performed by Bankers Trust Company, New York, with the exception of the ESOP portion of the Plan. Bankers Trust Company remains as the trustee of the ESOP portion of the Plan.

             EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                  NOTES TO PLAN FINANCIAL STATEMENTS
                     YEAR ENDED JANUARY 31, 1995


Note 4.  Administration of Plan Assets - continued

    In its capacity as trustee, Merrill Lynch Trust Company purchases the various investments, collects income and holds shares for safekeeping. As trustee it holds legal title to and retains custody of all securities and investments of the Plan other than the Mobil ESOP Convertible Preferred Stock. Ownership of Mobil ESOP Convertible Preferred Stock is evidenced by the ESOP trustee's accounting for the activity of such stock on a notional basis.

    Jennison Associates Capital Corporation serves as investment manager of the Jennison Equity Fund, which consists primarily of a portfolio of domestic equities and up to 25% in securities of foreign companies traded in U.S. dollars on U.S. stock exchanges.

    The class year Long-Term Fixed Income Funds are invested with Metropolitan Life Insurance Company, Prudential Insurance Company, John Hancock Mutual Life Insurance Company, Continental Assurance Company, Connecticut General Life Insurance Company, American International Life Assurance Company of New York, and Allstate Life Insurance Company pursuant to contracts that generally provide for interest at stated rates.

    Merrill Lynch Asset Management Inc., a Merrill Lynch affiliate, serves as the investment manager for the Merrill Lynch Floating Rate Long-Term Fixed Income Fund, which invests primarily in investment contracts that are issued by high quality insurance companies, banks and other financial institutions and which provide interest at fixed or variable rates.

    Bankers Trust is the trustee of the ESOP; AIM Equity Funds, Inc. is the investment manager for AIM Charter Fund; Franklin Custodian Funds, Inc. is the fund manager for the Franklin U.S. Government Securities Fund and Merrill Lynch Asset Management is the investment manager for the Merrill Lynch Institutional Fund, Merrill Lynch Equity Index Fund, and the Merrill Lynch Global Allocation Fund.

Note 5.  Contributions and Withdrawals

Mobil contributions and distributions to participants are net of forfeitures of $1,438,621 and $890,070 for the years ended January 31, 1994 and 1995, respectively.

Note 6.  Participant Loans

Loan interest rates are reviewed quarterly and determined for new loans, if appropriate, based on the "Bank Prime Loan" rate for the last business day of the second preceding calendar month, as published in Federal Reserve Statistical Release H.15.

              EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                   NOTES TO PLAN FINANCIAL STATEMENTS
                      YEAR ENDED JANUARY 31, 1995


Note 7.  Plan Investments


                                                                                         Current
                                                           Number of        Cost         Value
                                                        Shares or Units     (000's)      (000's)
                                                        _______________   __________   __________
At January 31, 1994
   Mobil Common Stock  . . . . . . . . . . . . . . . . . .  18,900,308*   $  892,588   $1,530,925
   Mobil ESOP Convertible Preferred Stock  . . . . . . . .      97,754       760,037      791,807
   United States Savings Bonds Series E  . . . . . . . . .      32,496           609        2,337
   United States Savings Bonds Series EE . . . . . . . . .     362,408        12,550       15,830
   Trustee's Equity Fund . . . . . . . . . . . . . . . . .  13,839,340       261,077      411,859
   Trustee's Short-Term Fixed Income Fund  . . . . . . . .  10,394,702       164,418      191,470
   Bond Fund . . . . . . . . . . . . . . . . . . . . . . .   3,821,225        39,365       39,091
** Long-Term Fixed Income Fund - Restricted Option 9 . . .  10,386,178       105,402      176,981
** Long-Term Fixed Income Fund - Restricted Option 10. . .   9,597,436        97,998      152,983
** Long-Term Fixed Income Fund - Restricted Option 11. . .   9,238,675        93,609      129,157
** Long-Term Fixed Income Fund - Restricted Option 12. . .   8,671,574        88,085      112,123
** Long-Term Fixed Income Fund - Restricted Option 13. . .  14,720,340       148,308      170,167
   Merrill Lynch Floating Rate Long-Term Fixed
     Income Fund . . . . . . . . . . . . . . . . . . . . . 182,834,966       182,835      182,835
   Participant Loans . . . . . . . . . . . . . . . . . . .           -        83,223       83,223
                                                                          ----------   ----------
                                                                          $2,930,104   $3,990,788
                                                                          ==========   ==========

At January 31, 1995
   Mobil Common Stock  . . . . . . . . . . . . . . . . . .   18,638,510*  $  945,813   $1,609,901
   Mobil ESOP Convertible Preferred Stock  . . . . . . . .       95,502      742,528      824,899
   Jennison Equity Fund  (formerly Trustee's Equity Fund).   14,458,912      288,847      414,099
   Merrill Lynch Institutional Fund. . . . . . . . . . . .  177,141,918      177,142      177,142
   Merrill Lynch Equity Index Trust. . . . . . . . . . . .      226,397        6,561        6,785
   AIM Charter Fund. . . . . . . . . . . . . . . . . . . .    1,267,169       10,579       10,150
   Merrill Lynch Global Allocation Fund. . . . . . . . . .    3,356,647       41,902       39,924
   Franklin U.S. Government Securities Fund. . . . . . . .    4,887,483       28,767       28,233
** Long-Term Fixed Income Fund - Restricted Option 10. . .    8,969,047       91,576      156,689
** Long-Term Fixed Income Fund - Restricted Option 11. . .    8,368,633       84,822      126,952
** Long-Term Fixed Income Fund - Restricted Option 12. . .    7,968,518       80,950      112,037
** Long-Term Fixed Income Fund - Restricted Option 13. . .   12,814,807      129,152      158,775
   Merrill Lynch Floating Rate Long-Term Fixed
     Income Fund . . . . . . . . . . . . . . . . . . . . .  375,120,042      375,120      375,120
   Participant Loans . . . . . . . . . . . . . . . . . . .            -       89,937       89,937
                                                                          ----------   ----------
                                                                          $3,093,696   $4,130,643
                                                                          ==========   ==========

* Represents 4.75% of the 398,215,822 shares outstanding at January 31, 1994 and 4.71% of the 395,830,183 shares outstanding at January 31, 1995.
** Additional investments in these options are not permitted.

   The contractually agreed annual effective interest yields are 9.15% through December 31, 1994, for Restricted Option 9; 9.6% through December 31, 1995, for Restricted Option 10; 8.54% through July 5, 1995, for Restricted Option 11; 8.69% through June 30, 1996, for Restricted Option 12, and 7.18% through January 2, 1997, for Restricted Option 13.

   Approximately 71% of the Plan's net assets at January 31, 1994 and 1995 are investments in or receivables from Mobil.

              EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                   NOTES TO PLAN FINANCIAL STATEMENTS
                      YEAR ENDED JANUARY 31, 1995


Note 8.  Realized and Unrealized Gains and Losses on Investments

The net realized and unrealized gains and (losses) on investments were as follows:



                                                                  1994       1995
                                                                (000's)    (000's)
                                                               --------  ---------
Mobil Common Stock . . . . . . . . . . . . . . . . . . . . . . $320,322  $  79,063
Mobil ESOP Convertible Preferred Stock . . . . . . . . . . . .   31,912     51,474
United States Savings Bonds Series E and EE  . . . . . . . . .    1,051          -
Jennison Equity Fund . . . . . . . . . . . . . . . . . . . . .   48,550    (11,820)
Trustee's Short-Term Fixed Income Fund . . . . . . . . . . . .    5,530       (513)
Bond Fund. . . . . . . . . . . . . . . . . . . . . . . . . . .      243       (744)
Merrill Lynch Institutional Fund . . . . . . . . . . . . . . .        -          -
Merrill Lynch Equity Index Trust . . . . . . . . . . . . . . .        -        283
AIM Charter Fund . . . . . . . . . . . . . . . . . . . . . . .        -       (455)
Merrill Lynch Global Allocation Fund . . . . . . . . . . . . .        -     (2,276)
Franklin U.S. Government Securities Fund . . . . . . . . . . .        -       (761)
Long-Term Fixed Income Fund - Restricted Option 8  . . . . . .    5,618          -
Long-Term Fixed Income Fund - Restricted Option 9. . . . . . .   15,347     14,282
Long-Term Fixed Income Fund - Restricted Option 10 . . . . . .   13,765     14,270
Long-Term Fixed Income Fund - Restricted Option 11 . . . . . .   10,602     10,556
Long-Term Fixed Income Fund - Restricted Option 12 . . . . . .    9,228      9,399
Long-Term Fixed Income Fund - Restricted Option 13 . . . . . .   12,028     11,575
Merrill Lynch Floating Rate Long-Term Fixed Income Fund  . . .       69         23
                                                               --------   --------
                                                               $474,265   $174,356
                                                               ========   ========

Note 9.  Tax Status

In 1990, the Internal Revenue Service (IRS) determined that the Plan, as amended to include the ESOP, continued to be a qualified plan under
Section 401(a) of the Internal Revenue Code (the Code), that the ESOP portion qualifies as an employee stock ownership plan under section 4975(e)(7) of the Code, and that the Trust thereunder (the Trust) is exempt from Federal income tax under Section 501(a) of the Code.

     As a result of the continued qualification by the IRS, Mobil's contributions to the Plan continue to be deductible for Federal income tax purposes in the taxable year for which the contribution is made, the Trust's income continues to be exempt from tax, and neither such contributions nor income accruing to a participant's account are included in a participant's gross income for Federal income tax purposes until such amounts are distributed to the participant or the participant's beneficiary.

     On December 12, 1994, Mobil submitted an application for determination with the IRS that the Plan, as amended and restated effective May 2, 1994, continues to be a qualified plan under Section 401(a) of the Code and that the ESOP portion of the Plan continues to qualify as an Employee Stock Ownership Plan described in Section 4975(e)(7) of the Code.

                EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                     NOTES TO PLAN FINANCIAL STATEMENTS
                        YEAR ENDED JANUARY 31, 1995


Note 10.  Plan Termination

While Mobil has not expressed an intent to terminate the Plan, it may do so at any time, subject to the provisions of the Employee Retirement Income Security Act (ERISA). In the event the Plan is terminated, all participants will become fully vested in their accounts and the net assets of the Plan shall be distributed among the participants in accordance with ERISA.


                       SUPPLEMENTAL INFORMATION

            EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
      ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                          At January 31, 1995

                                             Description of Investment,                    CURRENT
Identity of Issue, Borrower,                 Including Maturity Date, Rate of    COST      VALUE
  Lessor or Similar Party                    Interest, Par or Maturity Value     (000's)   (000's)
- - -----------------------------------------------------------------------------------------------------
Corporate Stocks:
  *Mobil Common Stock                         18,638,510 shares                $  945,813  $1,609,901
  *Mobil ESOP Convertible
     Preferred Stock                          95,502 shares                       742,528     824,899

Mutual Funds:
  Franklin Custodian Funds, Inc. Franklin
    U.S. Government Securities Fund           4,887,483 shares                     28,767      28,233
*Merrill Lynch Institutional Fund             177,141,918 shares                  177,142     177,142
  AIM Charter Fund                            1,267,169 shares                     10,579      10,150
*Merrill Lynch Global Allocation Fund         3,356,647 shares                     41,902      39,924

Trust Funds:
  Jennison Associates Capital Corporation
    Jennison Equity Fund                      14,458,912 units                    288,847     414,099
*Merrill Lynch Equity Index Trust             226,397 shares                        6,561       6,785
*Merrill Lynch Floating Rate
  Long-Term Fixed Income Fund                 375,120,042 shares                  375,120     375,120

Contracts with Insurance Companies:
  MetLife Long-Term Fixed Income Fund         8,969,047 units with contractually   91,576     156,689
    Restricted Option 10                      agreed effective interest yield of
                                              9.6% through December 31, 1995

  Prudential & John Hancock Long-Term         8,368,633 units with                 84,822     126,952
    Fixed Income Fund Restricted Option 11    contractually agreed annual
                                              effective interest yield of
                                              8.54% through July 5, 1995

  Prudential, Connecticut General, &          7,968,518 units with                 80,950     112,037
    Continental Assurance Long-Term           contractually agreed annual
    Fixed Income Fund Restricted Option 12    effective interest yield of
                                              8.69% through June 30, 1996

  Allstate, American Int'l, Connecticut       12,814,807 units with               129,152     158,775
    General, & John Hancock Long-Term         contractually agreed annual
    Fixed Income Fund Restricted Option 13    effective interest yield of
                                              7.18% through January 2, 1997

Participant Loans                             6% to 8.5% interest rate range       89,937      89,937
                                                                               ----------  ----------
                                                                               $3,093,696  $4,130,643

*  Party-in-interest as defined by ERISA




               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                         Year Ended January 31, 1995





Identity of                                        Purchase     Selling     Cost of     Net Gain or
  Party                                             Price**     Price**     Assets          Loss
Involved *           Description of Asset           (000's)     (000's)     (000's)        (000's)
- - ----------           --------------------          --------     -------     -------     -----------
Mobil              Purchase of 2,613,144 shares     $213,848         -           -               -
                   of Mobil Common Stock ***

Mobil              Sale or in-kind withdrawal of           -   $213,934   $160,623         $53,311
                   2,874,942 shares of Mobil
                   Common Stock ***

Merrill Lynch      Purchase of 266,883,479 shares    266,883          -          -               -
                   Merrill Lynch Institutional
                   Fund***

Merrill Lynch      Sale of 89,741,561 shares of            -     89,741     89,741               -
                   Merrill Lynch Institutional
                   Fund***

Merrill Lynch      Purchase of 260,125,647 shares    260,126          -          -               -
                   of Merrill Lynch Floating Rate
                   LTFI***

Merrill Lynch      Sales or in-kind withdrawal of          -     67,841     67,841               -
                   67,840,571 shares of Merrill
                   Lynch Floating Rate LTFI***

Metropolitan       Sales of 10,386,178 units of            -    191,262    105,402          85,860
Life Insurance     Long-Term Fixed Income Fund
Company            Restricted Option 9




*   Category (iii) - Series of transactions in excess of 5% of plan assets.
    There were no category (i) or (ii) reportable transactions for fiscal year ended January 31, 1995.
**  Also represents current value at date of transaction.
*** Party-in-interest as defined by ERISA


                                  SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, Mobil Oil Corporation, the administrator of the Employees Savings Plan of Mobil Oil Corporation, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION


                            MOBIL OIL CORPORATION

                            /S/GORDON G. GARNEY

BY                          GORDON G. GARNEY
NAME AND TITLE              Gordon G. Garney, Senior Assistant
Secretary
DATE                        May 9, 1995

                             EXHIBIT INDEX


          EXHIBIT                            SUBMISSION MEDIA
        ___________                       ______________________


23.  Consent of Ernst & Young LLP,              Electronic
     Independent Auditors,
     dated May 3, 1995.